

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 20, 2016

Mark S. Grewal
President and Chief Executive Officer
S&W Seed Company
7108 North Fresno Street, Suite 380
Fresno, CA 93720

> **Re: S&W Seed Company**
> **Registration Statement on Form S-3**
> **Filed December 2, 2016**
> **File No. 333-214883**

Dear Mr. Grewal:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears that you are relying on General Instruction I.B.6. to Form S-3. Please revise to set forth on the outside front cover of the prospectus the calculation of the aggregate market value of your outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6. and the amount of all securities offered pursuant to General Instruction I.B.6. during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. of Form S-3.

2. We note that note (1) to the calculation of registration fee table and the legality opinion refer to "units." Please revise the prospectus cover page and the description of securities

        section to include information about the units. In the alternative, if you are not registering units, please revise the fee table and the legality opinion to remove references to the "units."

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 221-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Steve Przesmicki, Esq.
        Cooley LLP